This prospectus is being filed under Rule 424(b)(2)
                            under the Securities Act of 1933, as amended.

                    This prospectus relates to Registration File No. 333-41415.


PROSPECTUS

                            The Warnaco Group, Inc.



                    5,340,773 Shares of Class A Common Stock
                            Par Value $.01 Per Share


                           _________________________




     This Prospectus relates to an aggregate of 5,340,773 shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of The Warnaco Group, Inc., a Delaware corporation ("Warnaco"). All of the Common Stock offered hereby may be sold from time to time by and for the account of the Selling Stockholders named in this Prospectus (the "Selling Stockholders"). See "Selling Stockholders" herein.

     The methods of sale of the Common Stock offered hereby, and a description of certain restrictions on sales by the Selling Stockholders of such Common Stock, are described under the heading "Plan of Distribution." Warnaco will receive none of the proceeds from such sales. Warnaco will pay all registration expenses (other than legal fees of the Selling Stockholders, underwriting discounts and commissions, selling or placement agent or broker fees and commissions, and transfer taxes, all of which will be paid by the Selling Stockholders) incurred in connection with the offering described in this Prospectus.

     The Selling Stockholders and any broker-dealers that participate in the distribution of the Common Stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission or profit on the resale of shares received by such broker-dealers may be deemed to be underwriting commissions and discounts under the Securities Act. Upon Warnaco's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the shares through a secondary distribution, or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, disclosing among other things the names of such brokers and dealers, the number of shares involved, the price at which such shares are being sold and the commissions paid or the discounts or concessions allowed to such broker-dealers.

     The Common Stock of Warnaco is listed on the New York Stock Exchange (Symbol: WAC). On December 2, 1997, the closing price of the Common Stock was $30 15/16 per share.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________


               The date of this Prospectus is December 15, 1997.

                             AVAILABLE INFORMATION

     Warnaco is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Warnaco may be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at regional offices of the Commission at the Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which Warnaco's Common Stock is listed. In addition, the Commission maintains a site on the World Wide Web portion of the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

     As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part. For further information with respect to Warnaco and the Common Stock, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; and while Warnaco believes the descriptions of the material provisions of such contracts, agreements and other documents contained in this Prospectus are accurate summaries of such material provisions, reference is made to such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Warnaco hereby incorporates by reference in this Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act: (i) Annual Report of Warnaco on Form 10-K for the fiscal year ended January 4, 1997; (ii) Quarterly Reports of Warnaco on Form 10-Q for the fiscal quarters ended April 5, 1997, July 5, 1997 and October 4, 1997; (iii) Current Reports of Warnaco on Form 8-K filed on October 3, 1997, October 21, 1997, and November 24, 1997; and (iv) Schedule 14A Proxy Statement of Warnaco filed on November 19, 1997.

     Each document filed by Warnaco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     Warnaco will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents that are incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to The Warnaco Group, Inc., Attn: Secretary, 90 Park Avenue, New York, New York 10016, telephone (212) 661-1300.

                                  THE COMPANY

     Warnaco was organized in Delaware in 1986. Warnaco and its subsidiaries design, manufacture and market a broad line of women's intimate apparel, such as bras, panties and sleepwear, and men's sportswear, underwear and accessories, all of which are sold under such internationally recognized owned and licensed brand names as Warner's (Registered Trademark), Olga (Registered Trademark), Lejaby (Registered Trademark), Valentino Intimo (Registered Trademark) and Chaps by Ralph Lauren (Registered Trademark). Warnaco owns the trademark worldwide for Calvin Klein (Registered Trademark) men's and women's underwear and sleepwear and licenses the Calvin Klein trademarks worldwide for men's accessories.

     On December 12, 1997, Warnaco completed a merger, which resulted in Designer Holdings Ltd., a Delaware corporation ("Designer Holdings"), becoming a wholly-owned subsidiary of Warnaco. Designer Holdings develops, manufactures and markets designer jeanswear and sportswear for men, women, juniors and petites, and has a 40-year extendable license from Calvin Klein, Inc. to develop, manufacture and market designer jeanswear and sportswear collections in North, South and Central America under the Calvin Klein Jeans (Registered Trademark), CK/Calvin Klein Jeans (Registered Trademark) and CK/Calvin Klein/Khakis (Registered Trademark) labels.

     Warnaco's principal executive offices are located at 90 Park Avenue, New York, New York 10016, and Warnaco's telephone number is (212) 661-1300.


                                USE OF PROCEEDS

     Warnaco will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Stockholders.

                             SELLING STOCKHOLDERS


     Warnaco's Common Stock to which this Prospectus relates is being offered by the Selling Stockholders. On December 12, 1997, WAC Acquisition
Corporation ("WAC"), a wholly owned subsidiary of Warnaco, was merged (the "Merger") with and into Designer Holdings pursuant to an Agreement and Plan of Merger dated as of September 25, 1997 (the "Merger Agreement"), among Warnaco, WAC and Designer Holdings. In connection with the Merger, Warnaco entered into a Stock Exchange Agreement dated as of September 25, 1997 (the "Exchange Agreement"), among Warnaco, New Rio, L.L.C. and the members of New Rio, L.L.C. signatory thereto, pursuant to which, on October 14, 1997, Warnaco acquired 51.3% of the stock of Designer Holdings in exchange for shares of Common Stock (the "Exchange"). An aggregate of 5,340,773 shares of Common Stock were issued to the Selling Stockholders in the Exchange, and all such shares are being offered hereby. For a description of certain restrictions on sales by the Selling Stockholders see "Plan of Distribution -- Certain Restrictions on Sales by the Selling Stockholders".

     The following table states the number of shares of the outstanding Common Stock of Warnaco owned by the Selling Stockholders as of December 1, 1997, the number of such shares which may be sold for the account of the Selling Stockholders, and the number of such shares that will be owned by the Selling Stockholders assuming the sale of all the shares offered hereby.



                                                        Number of Shares      Number of Shares
                                  Number of Shares       of Common Stock      of Common Stock
     Selling Stockholder       of Common Stock Owned       to be Sold         Owned After Sale
-----------------------------  ---------------------   -------------------  -------------------

New Rio, L.L.C. . . . . . . .       5,267,752             5,267,752                     0
Covino Denim Partners . . . .          73,021                73,021                     0


____________________






                     DESCRIPTION OF WARNACO CAPITAL STOCK

     The summary of the terms of the capital stock of Warnaco set forth below is qualified by reference to the restated certificate of incorporation, as amended, of Warnaco (the "Warnaco Charter") and the bylaws of Warnaco (the "Warnaco Bylaws").

Authorized Capital Stock

     Under the Warnaco Charter, Warnaco's authorized capital stock consists of 130,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Warnaco Common Stock

     As of December 1, 1997, 57,384,721 shares of Common Stock were issued and outstanding. In addition, 807,963 shares of Common Stock were held in the treasury of Warnaco, and 8,457,877 shares of Common Stock were reserved for issuance pursuant to the Employee Stock Plan, the 1993 Stock Plan for Non-Employee Directors and the Amended and Restated 1993 Stock Plan.

     The holders of Common Stock are entitled to receive ratably, from funds legally available for the payment therefor, dividends when and as declared by resolution of the Warnaco Board, subject to any preferential dividend rights which may be granted to holders of any preferred stock authorized and issued by the Warnaco Board. In the event of liquidation, each share of Common Stock is entitled to share pro rata in any distribution of Warnaco's assets after payment or providing for the payment of liabilities and any liquidation preference of any preferred stock authorized and issued by the Warnaco Board. Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders, including the election of directors.

     Holders of Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption rights or sinking fund provisions with respect to Common Stock. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.


Warnaco Preferred Stock

     As of December 1, 1997, no shares of preferred stock were issued or outstanding. Under the Warnaco Charter, the Warnaco Board has the authority, without further stockholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of the relevant class of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Warnaco Board could create and issue a series of preferred stock with rights, privileges or restrictions, and adopt a stockholder rights plan, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of Warnaco by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Warnaco's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of Warnaco without any further action by the stockholders of Warnaco. Warnaco has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

Transfer Agent and Registrar

     ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for the Common Stock.


                             PLAN OF DISTRIBUTION

     Warnaco has been advised that the distribution of the Common Stock by the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) (i) on the New York Stock Exchange or such other national security exchanges on which Warnaco's Common Stock is listed, in transactions that may include special offerings and exchange distributions pursuant to and in accordance with the rules of such exchanges, (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, or in a combination of any such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers and such broker-dealers will receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of the Common Stock for whom they may act as agent (which discounts or commissions from the Selling Stockholders or such purchasers will not exceed those customary in the type of transactions involved).

     Any broker-dealers that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or discounts received by such broker-dealers and any profit on the resale of the Common Stock by such broker-dealers might be deemed to be underwriting discounts and commissions under such act.

     Upon Warnaco's being notified by the Selling Stockholders that any material arrangement has been entered into with a broker or dealer for the sale of the Common Stock through a secondary distribution, or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (a) the names of such broker-dealers, (b) the number of shares involved, (c) the price at which such shares are being sold, (d) the commission paid or the discounts or concessions allowed to such broker-dealers, (e) where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and
(f) other facts material to the transaction.

Certain Restrictions on Sales by the Selling Stockholders

     Under the Exchange Agreement, the Selling Stockholders have agreed, among other things, not to offer, sell, transfer or otherwise dispose of any shares of the Common Stock until the earlier of (i) such time at or after the effective time of the Merger that is no earlier than the time when the holders of Designer Holdings' common stock can sell their shares of Common Stock issued in the Merger (without giving effect to any restrictions under applicable securities laws) and (ii) the termination of the Merger Agreement in accordance with its terms (such earlier time the "Release Date"). The Selling Stockholders have also agreed not to sell, transfer or otherwise dispose of more than 80% of the shares of Common Stock owned by them in the aggregate for a period of one year following the effective time of the Merger, subject to certain limited exceptions.

     In connection with the proposed settlement of certain stockholder litigation naming as defendants Designer Holdings, its board of directors, New Rio, L.L.C. and Warnaco, Charterhouse Equity Partners II, L.P. ("CEP II"), which beneficially owns 2,602,951 shares of Warnaco's Common Stock, has agreed that during the 14-day period following the Release Date, but in no event extending past December 31, 1997, it will not sell, transfer or otherwise dispose of any shares of Common Stock unless the closing price for the Common Stock on the New York Stock Exchange Composite Transactions Tape (the "Tape") on any day within such 14-day period is more than 15% above or below such closing price on the trading day immediately preceding the effective time of the Merger. Based on the closing price on the Tape of $31 5/8 on December 11, 1997, CEP II may not sell shares of Warnaco's Common Stock unless the closing price on the Tape is greater than $36 3/8 or less than $26 7/8 during such 14-day period. It is expected that the Release Date will be on or about December 12, 1997.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock covered by this Prospectus are being passed upon by Simpson Thacher & Bartlett, New York, New York, special counsel to Warnaco.

                                    EXPERTS

     The consolidated financial statements of The Warnaco Group, Inc. and its subsidiaries incorporated in this Registration Statement on Form S-3 by reference to its Annual Report on Form 10-K for the year ended January 4, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, as of and for each of the two years in the period ended January 4, 1997, and the report of Ernst & Young LLP, independent auditors, for the one year period ended January 7, 1995, given on the authority of said firms as experts in auditing and accounting.